EP MedSystems, Inc.



                               EP Medsystems, Inc.
                         575 Route 73 North, Building D
                          West Berlin, New Jersey 08091






November 22, 2004



VIA Facsimile and EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:        Tim Buchmiller
                  Thomas A. Jones

Re:      EP MedSystems, Inc.
         Schedule 14A Preliminary Proxy Statement
         Filed November 5, 2004
         File No. 000-28260

Gentlemen:

     In connection with our response to the letter dated November 17, 2004 from the Staff of the Commission, the Staff providing certain comments regarding the
Schedule 14A Preliminary Proxy Statement (the "Proxy Statement") of EP MedSystems, Inc. (the "Company") filed on November 5, 2004, the Company acknowledges that:

               o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

               o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

               o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            Very truly yours,



                            By:_/s/ Matthew C. Hill
                                ___________________
                                Name:  Matthew C. Hill
                                Title:  Chief Financial Officer and Secretary


cc:      Salvatore J. Vitiello, Esq.